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                         CALAMOS ASSET MANAGEMENT, INC.

                               October 1, 2004

VIA ELECTRONIC TRANSMISSION

Mr. William Friar
Senior Financial Analyst
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

                         Calamos Asset Management, Inc.
                               File No. 333-117847
            Responses to SEC Comment Letter dated September 24, 2004

Dear Mr. Friar:

            On behalf of Calamos Asset Management, Inc. (the "Company"), set forth below are the comments of the staff of the Securities and Exchange Commission (the "Commission") received in your letter dated September 24, 2004 relating to Amendment No. 1 ("Amendment No. 1") to the Company's registration statement on Form S-1 (File No. 333-117847) filed on August 2, 2004 (as amended to date, the "Registration Statement"), including the prospectus contained therein (the "Prospectus"). Each comment is followed by the Company's response to that comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

            This letter should be read in conjunction with the accompanying Amendment No. 2 to the Registration Statement ("Amendment No. 2"), which the Company filed with the Commission on the date hereof. In this letter, all page references set forth in the Company's responses to the staff's comments refer to page numbers in Amendment No. 2. To assist the staff in reviewing Amendment No. 2, we are delivering, by overnight mail to Mr. Clampitt, a copy of this letter and eight bound copies of Amendment No. 2. Four of the copies of Amendment No. 2 have been marked to show changes from the Amendment No. 1.

            By its responses herein and in Amendment No. 2, the Company believes that it has addressed all of the comments of the staff of the Commission. The Company is aware of its obligations under the Securities Act and will request in writing an acceleration of the effective date of the Registration Statement. At such time, the Company will, pursuant to the staff's


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Mr. William Friar
October 1, 2004
Page 2

request, furnish a letter acknowledging the matters specified in the bullet points included in the introductory paragraphs of your letter dated September 24, 2004.

General

      1. The Company's failure to include key information in this amendment, such as the number of shares being sold, a pricing range for their sale, the percentage of the Company being sold, the cost to terminate EAU Plan, no final management services agreement, no future employment agreements with the senior managers and twenty-two missing exhibits may result in the staff requiring significant time after the filing of the next amendment to provide you with our comments, and we may have significant comments and there may be many of them pertaining to any part of the registration statement.

            The Company acknowledges the staff's comment and has included most of the key information requested by the staff, as well as most of the missing exhibits.

      2. The current disclosures do not appear to address the distribution of current profits. Please revise the summary to indicate under "Reorganization" how it will be determined who is entitled to the current profits, i.e., profits in the year in which the reorganization occurs.

            The Company advises the staff that the stockholders of Calamos Family Partners, Inc. will be entitled to all net profits of Calamos Family Partners, Inc. recognized prior to the Reorganization. Net profits or losses of Calamos Holdings LLC recognized from and after the consummation of the Reorganization will be allocated to the members of Calamos Holdings LLC pro rata in accordance with the percentages of their respective equity interests. The Company has revised the disclosure on page 3 of the Prospectus to include this information.

Summary
Our Company

      3. Revise the narrative after the penultimate paragraph to indicate the Company initiated paying supplemental compensation payments to selling agents and the date when that activity began. In addition, disclose the aggregate compensation paid to selling agents in the years ended December 31, 2001, December 31, 2003 and the period ending June 30, 2004 as well as the portion that was supplemental compensation during each of these periods.

            The Company submits that, because its supplemental compensation payments to third-party selling agents have been immaterial and declining as a percentage of assets under management and revenues and were not a contributing factor to the growth of the Company's assets under management, a discussion of such payments is not sufficiently material to investors in the Company's Class A


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Mr. William Friar
October 1, 2004
Page 3


            common stock to warrant including such a discussion in the "Summary" section of the Prospectus. However, in response to the staff's request, the Company has disclosed on page 46 of the Prospectus when it first began making supplemental compensation payments. The Company supplementally advises the staff that it did not initiate these payments; rather the Company began making them at the request of third-party selling agents. In addition, in response to the staff's request, the Company has disclosed in MD&A in each period-to-period discussion of operating expenses the amount of supplemental compensation payments paid to third-party selling agents (please see pages 51, 55 and 57 of the Prospectus). The Company supplementally advises the staff that each period-to-period discussion already quantifies distribution expense, which represents payments (other than supplemental compensation payments) to third-party selling agents for selling, underwriting, servicing and administering the mutual funds managed by the Company. The Company does not believe that aggregating distribution expense with supplemental compensation expenses (which is a component of marketing and sales promotion expense) would be meaningful to investors and therefore has not presented these amounts on an aggregate basis as requested by the staff.

Reorganization

      4. With regard to your previous response number 9, please reconcile your answer that the Calamos Family Partners will not derive any revenues from the Company with the disclosure that the Company will lease the future headquarters from Calamos Family Partners as well as the yet to be filed Exhibit 10.9 (Management Services Agreement). If Calamos Family Partners will derive future revenues from the Company, provide disclosures of the nature and expected dollar amounts of such revenues.

            The Company confirms to the staff that it does not expect Calamos Family Partners, Inc. to derive any revenues from the Company. The Company advises the staff that, as disclosed on page 2 of the Prospectus in the second paragraph under "Summary - Reorganization," pursuant to the Real Estate Distribution in June 2004, Calamos Family Partners, Inc. distributed to its stockholders its interest in all of its real estate assets, including the Company's existing corporate headquarters. The stockholders of Calamos Family Partners, Inc. thereafter contributed the real estate assets distributed to them to a new limited liability company, Calamos Property Holdings LLC, formed by them. That limited liability company is owned directly by the stockholders of Calamos Family Partners, Inc. It is not a subsidiary of Calamos Family Partners, Inc., and Calamos Family Partners, Inc. has no ownership interest, direct or indirect, in Calamos Property Holdings LLC.

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Mr. William Friar
October 1, 2004
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            Upon consummation of the offering, the Company expects to lease its existing headquarters from a subsidiary of Calamos Property Holdings LLC, and the Company also expects to lease its new headquarters, upon completion thereof, from a subsidiary of Calamos Property Holdings LLC. Calamos Family Partners, Inc. will not derive any revenues from the Company's lease payments to a subsidiary of Calamos Property Holdings LLC because Calamos Family Partners, Inc. has no ownership interest in Calamos Property Holdings LLC or any of its subsidiaries.

            The Company further advises the staff that all payments expected to be made under the Management Services Agreement will be made by Calamos Family Partners, Inc. to the Company as consideration for services provided by the Company. Calamos Family Partners, Inc. therefore will not derive revenues from the Company pursuant to this agreement.

The Offering
Use of Proceeds

      5. We note your response that the Company plans to spend $30 million for equipping the new headquarters prior to moving in mid-2005. Please advise us why this is not a partial use of the proceeds from this offering. In addition, please disclose the other expected working capital uses.

            The Company confirms to the staff that it does not expect to use any of the proceeds of the offering to equip its new headquarters prior to moving in mid-2005. The Company currently has and, even if it did not consummate the offering, would expect to continue to have sufficient cash on hand to equip its new headquarters. The Company expects to use that cash, and not proceeds of the offering, for that purpose.

            The Company advises the staff that it currently is not able to identify specific working capital purposes for which it may use proceeds of the offering. The Company therefore has deleted from pages 6 and 27 of the Prospectus references to working capital as a potential use of proceeds and has revised the disclosure under "Use of Proceeds" on page 27 to add more detail about the expected use of proceeds.

Related to Our Industry
Our business and operations...

      6. Revise the first narrative to use the penultimate sentence in the first paragraph as the caption. In addition, delete the broad discussion of how the Company is regulated to instead discuss the various material proposed or recently enacted regulations that have or could materially effect the business model of the Company. In addition, the Company's response did not address the question as

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Mr. William Friar
October 1, 2004
Page 5


            to whether or not any clients or company personnel "engaged in" any late trading or market timing activities. If so, please advise us of the details.

            The Company has revised the first risk factor on page 12 of the Prospectus to use the penultimate sentence of the first paragraph as the caption for the risk factor.

            Pursuant to discussions with the staff, the Company has not revised the risk factor in response to the second sentence of the staff's comment, but instead has added disclosure on page 12 of the Prospectus discussing indemnification for past violations of applicable laws and regulations.

            The Company supplementally advises the staff that it has policies and procedures to prevent and detect late trading and short-term, frequent trading. These policies and procedures include, among other things, redemption fees, multi-layer reviews and exchange limitations.

            With regard to late-trading, the Company is unaware of any shareholders that have been permitted to late-trade any shares of the open-end funds managed by the Company. All orders for purchases, redemptions or exchanges placed directly with the open-end funds must be received prior to the close of regular session trading on the New York Stock Exchange to receive that day's net asset value. Shares of open-end funds managed by the Company may be purchased, redeemed or exchanged through third-party selling agents. A third-party selling agent who accepts such orders as agent of the open-end funds must process those orders at the net asset value next determined after the receipt of the order. Although the Company cannot state with absolute certainty that no third-party selling agent has accepted a late-trade, the Company's contracts with third-party selling agents require that they adhere to the open-end fund's prohibition against late-trading, and the Company has no knowledge that any third-party selling agent has placed a late trade order with any open-end funds managed by the Company.

            With respect to short-term, frequent trading, the prospectuses of the open-end funds managed by the Company state, "The Funds are intended for long-term investment purposes only, and are not intended for short-term or excessive trading. These practices may disrupt portfolio management strategies and may increase expenses, and thus harm fund performance." The prospectuses further state that each "Fund may, in its discretion, suspend, and may permanently terminate, the trading or exchange privileges of any investor who engages in trading activity that it believes would be disruptive to the Fund." The open-end funds managed by the Company have in the past become aware of accounts that they believed to be engaged in short-term, frequent trading. In accordance with the funds' policies, they rejected or restricted those accounts. In fact, even prior to the regulatory focus on this issue that began in the fall of 2003, the open-end funds managed by the Company had restricted a number of accounts believed to
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Mr. William Friar
October 1, 2004
Page 6


            be engaged in short-term, frequent trading. In addition, as is disclosed in the Company's September 10, 2004 responses to the staff's prior comments on this matter, the Company has not entered into any agreements, whether formal or informal, to permit short-term, frequent trading in any of the funds that it manages.

Our profit margins...

      7. Revise to use the second sentence as the caption. In addition, disclose the Company's fee structure as it compares to others in the industry.

            The Company has revised the second risk factor on page 12 of the Prospectus to use the second sentence of the first paragraph as the caption for the risk factor.

            The Company advises the staff that although its investment management fees vary from product to product, historically the Company has competed primarily on the performance of its products and not on the level of its investment management fees relative to those of its competitors. (The Company has revised the risk factor to include this disclosure.) As a result, the Company does not believe that a comparison of its fees to the fees of its competitors would be meaningful to investors in the Company's Class A common stock, and the Company has not included an industry fee comparison in its risk factor.

12b-1 fees

      8. Revise to disclose that if 12b-1 fees are eliminated the Company would have to write-off its deferred sales commissions and recognize an expense of $58.6 million at June 30, 2004.

            The Company has revised page 14 of the Prospectus pursuant to the staff's comments.

Soft dollars

      9. Noting the Company has eliminated the risk factor, and with a view towards adding another risk factor, supplementally advise the staff if the Company has any arrangements or has steered any business to brokerage firms for promoting its funds as part of deals known in the industry as "revenue sharing" or "shelf space". If so, advise us as to the brokerages involved and the amount of commissions received by each brokerage. In addition, advise us if the funds disclosed these type arrangements with their clients and, if so, provide us with a sample of such disclosure.

            The Company supplementally advises the staff that it has no arrangements and has not steered any business to brokerage firms for promoting its funds as part of the transactions referred to in the staff's comment.

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Mr. William Friar
October 1, 2004
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Third-party distribution

      10. Supplementally advise the staff if any of the referred to "third-party vendors" are brokerage firms or selling agents used by the Company.

            Pursuant to discussions with the staff, the Company understands that the intended reference in the staff's comment is to the second risk factor on page 18 of the Prospectus. The Company advises the staff that the "third-party vendors" referred to in that risk factor generally do not include brokerage firms or selling agents used by the Company. However, the Company further advises the staff that, although US Bancorp is primarily responsible for providing transfer agent services with respect to open-end funds managed by the Company, certain selling agents used by the Company perform some sub-transfer agent services with respect to shares of open-end funds for which they act as intermediaries. The Company believes that the risk associated with these selling agents failing to perform their sub-transfer agent services is covered by the language of the risk factor.

Use of Proceeds

      11.   Revise to include the information requested by Comment 4 above.

            The Company has revised its disclosure as discussed in response to that Comment No. 5 above.

MD&A
Year ended 12/31/03

      12. The explanation for the increase in net purchases discloses no changes in the compensation (fees and commissions) paid to attract those purchases. If true, indicate no changes in the compensation rates occurred from the year ended 12/31/02 or otherwise disclose any such changes.

            Pursuant to discussions with the staff, the Company has revised the discussion of distribution expenses on pages 51, 55 and 57 of the Prospectus to disclose that the rates paid in the current period did not change from the rates paid in the prior year period.

      13. Revise to make similar disclosures in the "Revenue" and "Operating Expenses" sections that follow.

            Pursuant to discussions with the staff and as indicated in response to Comment No. 12 above, the Company has made the requested disclosure in the "Operating Expenses" section.

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Mr. William Friar
October 1, 2004
Page 8


Year ended 12/31/02

      14. Make disclosures in the appropriate sections consistent with comments 11-12.

            As discussed in response to Comment Nos. 12 and 13, the Company has made the requested disclosure in the "Operating Expenses" section.

Liquidity and Capital Resources

      15. Revise the second paragraph on page 56. We note the paragraph is referring to amortization, not cash flows or the balance sheet. Revise accordingly.

            The Company previously revised its disclosure in response to the staff's request. The revisions appear in the second full paragraph on page 59 of the Prospectus.

      16. Noting the cash used for construction payments in the third paragraph on page 56, supplementally advise the staff of the arrangement for the new headquarters, such as, how much is owed to complete, when will it be complete, who will pay the remaining costs, will the Company then lease the building and what will be the costs to the Company.

            The Company refers the staff to the Company's response to Comment No. 44 in the staff's comment letter dated September 2, 2004.

Business
Business Strategy

      17. Supplementally advise us if the funds' reports to holders disclose that the funds engage in portfolio hedging activities and, if so, provide us with an example of such disclosure.

            The Company advises the staff that the funds provide their shareholders with information in connection with the funds' short sales and other hedging activities, if any, to the extent required by Item 21(b)(7)(i) of Form N-1A "Management's Discussion of Fund Performance." This Item requires the Company to discuss in the funds' annual reports the factors that materially affected the funds' performance, including investment strategies and techniques. Because short sales (and other hedging strategies) were not a material factor affecting the funds' performance, other than the Market Neutral Fund, such a discussion was not required or included in the shareholder reports for those funds. The Company advises the staff that a discussion of short sales was provided for the Market Neutral Fund on page 22 and on page 65 in Note 5 of the Notes to Financial Statements of the open-end funds' annual report to shareholder for the fiscal year ended March 31, 2004. Copies of pages 22 and 65 of the annual report are attached hereto as Annex A. (The Company also advises the staff that each fund

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Mr. William Friar
October 1, 2004
Page 9


            is permitted to engage in short sales as set forth in the funds' statement of additional information.)

Certain U.S. Federal Tax Considerations for Non-U.S. Holders - page 101

      18. We continue to believe that if you have tax information for non-U.S. holders, you should balance this section with a comparable section for U.S. holders.

            The Company has included additional disclosure on pages 108 through 111 of the Prospectus in response to the staff's request.

Underwriting

      19. Revise to disclose the present intentions of those participating in the Directed Share program as to how many shares they intend to purchase.

            The Company advises the staff that it does not presently know the aggregate number of shares of Class A common stock that participants in the directed share program intend to purchase in the offering. The Company will disclose that number when it is known to the Company.

Accounting Comments
General

      20. Please include a signed and currently dated accountants' consent in further pre-effective amendments.

            The Company will continue to file signed and currently dated accountants' consents with further pre-effective amendments to the Registration Statement.

Summary Historical and Pro Forma Consolidated Financial and Other Data - page 9

      21. In your response to our prior comments 64 and 67 related to pro forma earnings per share you state that disclosures had been revised pursuant to our comments. We note that the requested disclosures are incomplete and accordingly reissue our prior comments.

            The Company has revised and completed its disclosure pursuant to the staff's request.

Notes to Pro Forma Consolidated Financial Statements - page 36

      22. We continue to await your presentation of pro forma financial information based upon factually supportable adjustments as required by Rule 11-02 of Regulation S-X. We may have further comments.

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Mr. William Friar
October 1, 2004
Page 10


            The Company has revised and completed its pro forma disclosure pursuant to the staff's request.

      23.   We note your response to our prior comment 70. Please revise note
            (3) to explain how you determined the amounts of each of the adjustments directly attributable to the Real Estate Distribution that are factually supportable and expected to have a continuing impact. Explain why you expect to reduce employee compensation and benefits as a result of the Real Estate Distribution.

            The Company has revised its disclosure pursuant to the staff's comments.

      24. We note your response to our prior comment 73 and the revised disclosure on page 36. Supplementally explain to us how you determined the "recharacterization of compensation in the form of equity distributions to owners" in the amount of $1.6 million to be
            (i) directly attributable to the transaction, (ii) expected to have a continuing impact on your operating results, and (iii) factually supportable.

            The Company supplementally advises the staff that the recharacterization, as compensation, of equity distributions to owners in the amount of $1.6 million is directly attributable to the Reorganization because Calamos Family Partners, Inc. historically operated as an S corporation and, as a result, Calamos Family Partners, Inc. had the flexibility to pay a portion of owners' compensation through dividends during 2003. Upon consummation of the Reorganization, the Company will be taxable as a C corporation. No portion of owners' compensation would have been paid through dividends during 2003 if Calamos Family Partners, Inc. had been taxable as a C corporation in 2003. The Company further advises the staff that the Reorganization is being undertaken solely to facilitate the offering.

            The Company further advises the staff that the events resulting in the recharacterization, namely the offering and related Reorganization, are expected to have a continuing impact on the Company because, as discussed above, upon consummation of the Reorganization, the Company will be taxable as a C corporation. Accordingly, the Company does not expect to pay compensation to owners through dividends after consummation of the Reorganization.

            Finally, the Company advises the staff that the amount recharacterized is factually supportable because the Company's employee compensation and benefits, including the compensation of the Company's executive officers, are based on industry standards as determined by a third-party survey commissioned by the Company.

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Mr. William Friar
October 1, 2004
Page 11


Management's Discussion and Analysis of Financial Condition and Results of Operations Investment Products - Mutual Funds - page 41

      25. For each class of shares of the open-end funds, please revise to separately disclose Rule 12b-1 distribution fee and shareholder service fee percentages received by you and paid to third-party selling agents.

            The Company has revised its disclosure on pages 42 and 43 of the Prospectus pursuant to the staff's comments.

      26. We note that you make annual payments of 1% of Class C share assets under management to third party selling agents. Given that distribution fees are capped at 0.75% of assets under management, describe the services that the third-party selling agents are performing on a continuing basis that entitles them to participate in the shareholder service fee.

            The Company supplementally advises the staff that third-party selling agents are entitled to receive a shareholder service fee pursuant to an open-end funds' distribution plan and relevant contracts by performing certain ongoing services for shareholders such as, among other things, answering shareholder inquiries about the funds, assisting shareholders in changing account designations and addresses and assisting shareholders in processing purchase and redemption transactions.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002 Operating Expenses - page 52

      27. We note your revised disclosures on page 52 that Class C shares do not generate a distribution expense in the first year. Please revise to explain how you account for the retained Rule 12b-1 fees and upfront paid sales commissions in the first year.

            The Company has revised its disclosure pursuant to the staff's comments; however, because the disclosure requested by the staff applies to both Class B and Class C shares, the Company has revised the descriptions of those share classes on pages 42 and 43 of the Prospectus instead of revising page 52 as requested by the staff.

      28. Please revise to individually quantify and comprehensively discuss the impact of growth of open-end fund assets under management and the aging of Class C shares on the 183% increase in distribution expense.

            The Company has revised its disclosure on pages 51, 54-55 and 57 of the Prospectus pursuant to the staff's comments.

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Mr. William Friar
October 1, 2004
Page 12


Recently Issued Accounting Pronouncements - page 60

      29. We note your revised disclosures and responses to our prior comments 83-86. Your reliance on redemption rights to not consolidate Calamos Multi-Strategy, L.P. prior to the amendment of the limited partnership agreement in 2004 does not appear to meet the "important rights" criteria specified in paragraph 9 of SOP 78-9. Please revise to specify the 2004 amendment date and consolidate the results of Calamos Multi-Strategy, L.P. for all periods prior to this amendment date, or advise us.

            As discussed with the accounting staff, the Company submits that for all periods presented, the Company concluded that the limited partners had sufficient rights, including redemption rights, that allowed the Company to account for its interest in Calamos Multi-Strategy L.P. using the equity method of accounting as prescribed by AICPA Statement of Position 78-9. The issues of what constitutes "important rights" and other related accounting matters are currently under discussion by the Emerging Issues Task Force (EITF Issue No. 04-05). The key issue is described in the current EITF Agenda Issue Summary as follows: "Very little authoritative guidance exists for purposes of making an assessment about whether a limited partner's rights are important rights. As a result, views in practice about what rights constitute important rights have evolved over time".

            As a result of the recent accounting views on this matter, including deliberations on EITF Issue No. 04-05, the Company was proactive in amending the limited partnership agreement for Calamos Multi-Strategy L.P. during 2004. Specifically, the Company made a decision to expand the rights of the limited partners in line with the current discussion topic, including providing simple majority vote of the limited partners, excluding related parties. In addition, according to the current views regarding transition express in the issue discussion EITF Issue No. 04-05, we believe there would be no change to historical reported amounts since the partnership agreements have been appropriately modified by the dates indicated.

            Additionally, the Company has revised its disclosure pursuant to the recent accounting pronouncements to indicate that its limited partnership agreement was amended on September 1, 2004.

Note 2 - Summary of Accounting Policies - Revenue Recognition - page F-9

      30.   We note your revised disclosures in response to our prior comment
            99. Supplementally confirm that the recorded Rule 12b-1 fee revenue does not materially differ from the actual receipt of Rule 12b-1 fees and your current accounting complies with the guidance provided in EITF 85-24.

            The recorded Rule 12b-1 fee revenue does not differ from the actual receipt of Rule 12b-1 fees because the Company accrues the fee based on the actual receipt of the fee, which occurs on the second business day following month end. The Company's current accounting complies with EITF 85-24 (Distribution Fees by Distributors of Mutual Funds that do not have a front-end sales charge) by using the cost deferral method, which states that fees should be recognized when received.

      31. Supplementally tell us how you determined that gross revenue recognition is appropriate for each component of the Rule 12b-1 fees, i.e. distribution fees and

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Mr. William Friar
October 1, 2004
Page 13


            shareholder service fees. Tell us who you believe the customer is in each arrangement and explain how you made this determination.

            The Company believes that gross revenue recognition is appropriate for both the distribution fee component and the service fee component of the Rule 12b-1 fee because in each instance the open-end fund's obligation, pursuant to the Rule 12b-1 plan, to make distribution and service fee payments to the Company is a separate and distinct obligation from the Company's obligation, pursuant to its various selling agreements, to make distribution or service fee payments to such selling agents. The Company is the primary obligor to each open-end fund with respect to distribution and shareholder servicing, negotiates the fee for those services and has the discretion to select the selling agents. As such, all distribution and service fees are recorded gross without deducting any distribution or service fees paid to third-party selling agents.

- Investments in Partnerships - page F-9

      32. We note your revised disclosure in response to our prior comment 88. Please revise to describe how you accounted for the sale of your investment in Calamos Hedge Fund, L.P.

            The Company has revised its disclosure on page F-10 of the Prospectus pursuant to the staff's comments.

      33. Please revise footnote 1 to also identify non-corporate entities that are included in your consolidated financial statements.

            The Company has revised the "Principles of Consolidation" under footnote (2) on page F-7 of the Prospectus to add further disclosure regarding the consolidation of Calamos Hedge Fund, L.P. The Company does not believe that a discussion of the consolidation of Calamos Hedge Fund, L.P. would be appropriate in footnote (1), as the results of Calamos Hedge Fund, L.P. are immaterial to the Company's operations and footnote (1) is intended to discuss the material components of the Company's business.

Other Comments

      34. Several of your responses regarding Investment Company issues have been forwarded to the Division of Investment Management for their review. If there are additional comments, we will forward those to you upon our receipt.

            The Company acknowledges the staff's comment.

      35. With regard to the issue of "naked shorts" as discussed in the Underwriting section and your response that naked shorts may be used to "facilitate an orderly distribution by creating buying power", supplementally advise us how the use of

Mr. William Friar
October 1, 2004
Page 14


            naked shorts accomplishes this. In addition, advise us if your underwriters have previously sold naked shorts in an IPO and, if so, provide us with an explanation/illustration as to how that supported the price. We may have further comment.

            Any short sale position created by over-alloting securities increases overall demand for the stock as underwriters must close out the short position to be able to deliver shares. The underwriters may choose to cover the short position in whole or in part by exercising any over-allotment option that the issuer has granted to them. If the underwriters have over-alloted more shares than may be covered by the over-allotment option, then they must close out the naked short by purchasing shares in the open market.

            The underwriters have previously sold naked shorts in an IPO. In such situations, the underwriters were concerned that the supply of securities offered for sale in the secondary market after the commencement of trading of the securities offered in the IPO might exceed the demand to purchase such securities, thereby creating downward pressure on the price of the securities that could adversely affect the investors who have purchased in the IPO. The underwriters' experience leads them to believe that purchases to cover the naked short may have had the effect of preventing or retarding a decline in the price of the securities that might otherwise occur in the absence of such purchases.

            If you have any questions concerning the matters referred to in this letter, please call the undersigned at (630) 245-7296 or counsel to the Company, Michael Schiavone of Shearman & Sterling LLP, at (212) 848-4813.


                                        Very truly yours,


                                        /s/  James S. Hamman, Jr.
                                        -------------------------
                                           James S. Hamman, Jr.

cc:      Michael Clampitt
         (Securities and Exchange Commission)
         Michael Schiavone
         (Shearman & Sterling LLP)

                                                                         ANNEX A

MARKET NEUTRAL FUND

A SHARES, AS OF 3/31/2004
SYMBOL
CVSIX
INCEPTION DATE
September 4, 1990

                             [MORNINGSTAR(TM) LOGO]
                                      ****
                                 OVERALL RATING
                             Among 199 Conservative
                               Allocation Funds+

For the 3-, 5-, and 10-year periods ended 3/31/04, the Fund's Class A shares received four stars for three years, five stars for five years, and four stars for ten years among 199, 146, and 40 conservative allocation funds respectively.

            The CALAMOS Market Neutral Fund achieved a return of 10.11% (A shares, before sales charge) for the fiscal year ending 3/31/04 well ahead of the Lehman Brothers Government/Corporate Bond Index, which returned 6.15%, the Lipper Flexible Income Fund Average of 7.34%, and the Citigroup 30-Day Treasury Bill Index, which returned 0.96%. The Fund retains its ranking as the #1 Flexible Income Fund for both five years (out of 8 funds) and 10 years (out of 6 funds), as of 3/31/04 according to Lipper.*

            The Fund employs a "convertible arbitrage" strategy, designed to take advantage of discrepancies between how the market prices two different types of securities issued by the same company: common stock and convertible bonds. Generally, the Fund will simultaneously go "long" (anticipate a rise) on the convertible and go "short" (anticipate a decline) on the stock. The offsetting strategy is intended to produce lower volatility than the broader market, while still generating gains.

            CALAMOS Market Neutral Fund remains closed to most investments, except as enumerated in the prospectus. This closure is intended to enable the portfolio management team to manage the Fund efficiently, and the closure will remain in effect until the managers believe that they can accept new assets without adversely affecting the performance of the Fund.

            We believe that the Fund will continue to serve shareholders seeking a conservative income investment and can help diversify portfolios with returns that historically are not correlated to those of the broader market.

* #10 for 1 year out of 16 flexible income funds. Source: Lipper Analytical Services, Inc. Lipper rankings are based on net total return performance, and do not reflect the effect of sales charges; if they had, results may have been less favorable.

+ Morningstar proprietary ratings on U.S.-domiciled funds reflect historical risk-adjusted performance and are subject to change every month. Ratings are calculated from a fund's 3-, 5-, and 10-year average annual returns in excess of 90-day T-bill returns with appropriate fee adjustments and a risk factor that reflects fund performance below 90-day T-bill returns. The Overall Morningstar Rating is a weighted average based on the 3-, 5-, and 10-year risk-adjusted performance. The top 10% of funds in an investment category receive five stars, the next 22.5% receive four stars, the next 35% receive three stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. Ratings reflect the effect of sales charges.

NOTES TO FINANCIAL STATEMENTS

As of March 31, 2004, the funds had capital loss carryforwards which, if not used, will expire as follows:

                                                              GLOBAL       HIGH         MARKET
                                     GROWTH      BLUE CHIP    VALUE     GROWTH AND    GROWTH AND    YIELD  CONVERTIBLE   NEUTRAL
                                      FUND         FUND        FUND     INCOME FUND   INCOME FUND    FUND      FUND       FUND
---------------------------------------------------------------------------------------------------------------------------------
2011                              $(11,154,218)     $--     $(28,858)        $--           $--       $--       $--         $--
                                  ------------      ---     --------         ---           ---       ---       ---         ---
                                   (11,154,218)      --      (28,858)         --            --        --        --          --
                                  ------------      ---     --------         ---           ---       ---       ---         ---

The funds had deferred post-October losses occurring subsequent to October 31, 2003. For tax purposes, such losses will be treated as having occurred on April 1, 2004. As of March 31, 2004, post-October losses are as follows:

                                                              GLOBAL       HIGH         MARKET
                                     GROWTH      BLUE CHIP    VALUE     GROWTH AND    GROWTH AND    YIELD    CONVERTIBLE   NEUTRAL
                                      FUND         FUND        FUND     INCOME FUND   INCOME FUND    FUND       FUND         FUND
----------------------------------------------------------------------------------------------------------------------------------
Capital                               $--        $(20,360)      $--     $    --      $  (507,072)    $--     $        --     $--
Currency                               --              --        --      (9,583)      (1,617,679)     --      (3,375,205)     --
                                      ---        --------       ---     -------      -----------     ---     -----------     ---
                                       --         (20,360)       --      (9,583)      (2,124,751)     --      (3,375,205)     --
                                      ---        --------       ---     -------      -----------     ---     -----------     ---

NOTE 5 - SHORT SALES

Securities sold short represent obligations to purchase the securities at a future date at then prevailing prices. The transactions result in off-balance-sheet risk (i.e., the risk that the ultimate obligation may exceed the amount shown in the accompanying statement of assets and liabilities). To the extent a Fund owns equivalent securities, the off-balance-sheet risk is offset. During the year ended March 31, 2004, the Market Neutral Fund incurred net losses of $105,749,841 on short sales that were classified as net realized gain (loss) on investments, options and foreign currency contracts. No other Fund engaged in short sales during the year ended March 31, 2004.

NOTE 6 - FORWARD FOREIGN CURRENCY CONTRACTS

Each Fund may engage in portfolio hedging with respect to changes in currency exchange rates by entering into foreign currency contracts to purchase or sell currencies. A forward foreign currency contract is a commitment to purchase or sell a foreign currency at a future date at a negotiated forward rate. Risks associated with such contracts include movement in the value of the foreign currency relative to the U.S. dollar and the ability of the counterparty to perform. The net unrealized gain, if any, represents the credit risk to the Fund on a forward foreign currency contract. The contracts are valued daily at forward exchange rates and an unrealized gain or loss is recorded. The Fund realizes a gain or loss upon settlement of the contracts. The statement of operations reflects net unrealized gains and losses on these contracts. The counterparty to all forward foreign currency contracts at March 31, 2004, was a multinational bank.

As of March 31, 2004 the Global Growth and Income Fund had the following open forward foreign currency contracts:

                                                                SETTLEMENT       LOCAL         CURRENT        UNREALIZED
                                                                   DATE        CURRENCY         VALUE         GAIN (LOSS)
-----------------------------------------------------------------------------------------------------------------------
Short Contracts
Australian Dollar                                               4/22/2004       1,100,000    $   837,532       $   4,188
British Pound Sterling                                          4/22/2004       8,710,000     15,976,011        (114,313)
Canadian Dollar                                                 4/22/2004       1,620,000      1,231,899           7,486
Danish Krone                                                    4/22/2004      19,250,000      3,175,853          41,642
Euro                                                            4/22/2004      25,925,000     31,836,625         721,959
Hong Kong Dollar                                                4/22/2004      19,950,000      2,562,423          11,638
Japanese Yen                                                    4/22/2004     895,000,000      8,610,722        (218,599)
Norwegian Kroner                                                4/22/2004       9,160,000      1,333,931          (3,389)
South Korean Won                                                4/22/2004     708,000,000        616,503         (24,955)
Swedish Krona                                                   4/22/2004       9,750,000      1,292,386          39,377
Swiss Franc                                                     4/22/2004      13,500,000     10,665,014         213,077
Taiwanese Dollar                                                4/22/2004      46,675,000      1,421,167         (28,521)
                                                                                       -----------
                                                                                       $   649,590



                                       65